700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 22, 2013

VIA EDGAR

Vincent Di Stefano, Esq.

Attorney/Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hercules Technology Growth Capital, Inc. Preliminary Proxy Statement for 2013 Annual Meeting of Stockholders

Dear Mr. Di Stefano:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), we are submitting this letter at the request of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in order to document comments delivered during a telephone call on April 19, 2013 regarding the Company’s Preliminary Proxy Statement for the Company’s 2013 Annual Meeting of Stockholders, as filed on April 11, 2013 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Proposal 5

1.	Comment: On page 59, the Staff directs the Company to the following sentence in the third paragraph under the sub-heading “Background and Reasons”: “The issuance of convertible securities or debt with warrants may give us a cost-effective way to raise capital and is a common practice by corporations that are not BDCs.” Please include additional disclosure to explain why such an issuance is a cost-effective way to raise capital.

Response: The Company has revised the disclosure accordingly.

U.S. Securities and Exchange Commission

April 22, 2013

2.	Comment: On page 61, the Staff directs the Company to the reference to “Risk Factors” under the sub-heading “Leverage.” Please include the relevant risk factors rather than merely providing a cross-reference to the risk factors included in the Company’s annual report on Form 10-K.

Response: The Company has revised the disclosure accordingly.

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In connection with the submission of the Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Cynthia Krus at (202) 383-0218 or Lisa Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus